Exhibit 99.1

Press Release

Brookfield Renewable Corporation Announces Results of

Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 17, 2026 – Brookfield Renewable Corporation (the “Corporation”) (TSX, NYSE: BEPC) today announced that all eight nominees proposed for election to the board of directors of the Corporation by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the Corporation’s annual meeting of shareholders held on June 17, 2026 in a virtual meeting format and that Ernst & Young LLP have been re-appointed as the corporation’s external auditor. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 442,985,718 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the eight directors:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	497,570,427	91.47%	46,402,256	8.53%
Sarah Deasley	543,218,258	99.86%	754,422	0.14%
Nancy Dorn	541,213,223	99.49%	2,759,458	0.51%
Eleazar de Carvalho Filho	543,031,902	99.83%	940,782	0.17%
Randy MacEwen	543,104,031	99.84%	868,651	0.16%
Lou Maroun	533,966,172	98.16%	10,006,511	1.84%
Stephen Westwell	541,209,843	99.49%	2,762,840	0.51%
Patricia Zuccotti	542,966,251	99.81%	1,006,431	0.19%

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Corporation’s annual meeting of shareholders is available on SEDAR+ at www.sedarplus.ca.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar, and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed energy company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 (416) 484-8525
simon.maine@brookfield.com	alexander.jackson@brookfield.com